SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                                FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO
 FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE
                              ACT OF 1934.

                    Commission File Number  001-09189

                        CHEYENNE SOFTWARE, INC.

         (Exact name of registrant as specified in its charter)
    3 Expressway Plaza, Roslyn Heights, N.Y.  11577  (516) 484-5110

     (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                 COMMON STOCK, PAR VALUE $0.01 PER SHARE

        (Title of each class of securities covered by this Form)


      (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    [X]           Rule 12h-3(b)(1)(i)    [X]
     Rule 12g-4(a)(1)(ii)   [ ]           Rule 12h-3(b)(1)(ii)   [ ]
     Rule 12g-4(a)(2)(i)    [ ]           Rule 12h-3(b)(2)(i)    [ ]
     Rule 12g-4(a)(2)(ii)   [ ]           Rule 12h-3(b)(2)(ii)   [ ]

     Approximate number of holders of record as of the certification or notice date:

			One
____________________________________


     Pursuant to the requirements of the Securities Exchange Act of 1934, Cheyenne Software, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE: 12/3/96                  BY: /s/ Steven M. Woghin
      -------                      -----------------------------------
                                   Name:  Steven M. Woghin
                                   Title: Vice President and Secretary